Exhibit 99.4

Press Contacts:
Cindy Morgan-Olson
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1 212 574 3635 (ET)
Anat Earon-Heilborn
+972 9 775 3798 (CET)
NICE Systems Ltd.
ir@nice.com

NICE Actimize Positioned as a “Category Leader” in 2013 Chartis RiskTech QuadrantTM
For Enterprise Fraud Management Solutions for Financial Services

NICE Actimize cited for its comprehensive fraud prevention capabilities that cover cross-channel, payments, cybercrime and voice biometrics solutions

NEW YORK – June 11, 2013 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announced today that the company was positioned as a Category Leader in the 2013 Chartis RiskTech QuadrantTM for Enterprise Fraud Management Solutions for Financial Services. Chartis provides research and analysis on the global market for risk management technology.

The report, which covers the competitive landscape for enterprise fraud management solutions for financial services firms and the leading vendors offering such solutions, uses Chartis’s proprietary RiskTech Quadrant™ to explain the structure of the market. The RiskTech Quadrant™ uses a comprehensive methodology of in-depth independent research and a scoring system to explain which technology solutions meet an organization’s needs.

According to the Chartis report, while advances in technology are creating new threats in new channels for fraud, technology is also offering financial institutions greater ability to tackle fraud on an enterprise cross-channel level. Technology systems are now able to monitor cross-channel in real-time and can help firms detect emerging risks to aid prevention, as well as detection, of fraud threats.

“In today’s regulatory climate, banks need to use the most powerful and flexible techniques available to demonstrate their commitment to financial crime. Therefore, firms need solutions that combine robust data management with innovative and powerful analytics,” said Peyman Mestchian, Managing Partner at Chartis Research. “NICE Actimize’s ongoing investment in product and service innovation has positioned it as a category leader in enterprise fraud management solutions for financial institutions.”

“The financial services industry is targeted by ever increasing fraud threats from creative and technologically advanced criminals. A siloed or disconnected fraud management environment cannot provide the customer-centric, enterprise-wide detection capabilities to address these challenges,” said Amir Orad, President and CEO of NICE Actimize. “NICE Actimize remains committed to addressing this increasingly challenging fraud environment. We are pleased that our commitment to and deep expertise in enterprise fraud management has been recognized by Chartis.”

Chartis defines ‘Category Leaders’ as those risk technology vendors that “have the necessary depth and breadth of functionality, technology, and content, combined with the organizational characteristics to capture significant market share by volume and value.” Additionally, the report states, Category Leaders can address the needs of very large clients with complex risk management and technology requirements, as well as addressing the needs of smaller clients with standardized requirements looking for integrated solutions from a single vendor.

NICE Actimize provides an integrated fraud management suite that covers cybercrime, commercial banking, retail banking, card fraud, employee fraud, deposit fraud, and account fraud. The solutions may be deployed either separately as individual modules or together as part of an integrated framework connected to a core financial crime risk platform.

About Chartis Research
Chartis is recognized internationally as the leading research and advisory firm focused exclusively on the risk technology market. For more information visit www.chartis-research.com. RiskTech Quadrant™ is a registered trademark of Chartis Research Limited. Chartis Research is authorized and regulated by the Financial Conduct Authority (FCA) for providing investment advice.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.